May 9, 2008
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mark Webb, Esq.

Re:	Washington Mutual, Inc. Form 10-K Filed February 29, 2008 Preliminary Proxy Statement on Schedule 14A Filed April 16, 2008 File No. 001-14667
Ladies and Gentlemen:
     On behalf of Washington Mutual, Inc., thank you for the prompt attention you have given to the Company’s draft of the Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 16, 2008, pursuant to the Securities Exchange Act of 1934, as amended, a revised draft (the “Revised Proxy Statement”) of which we hereby submit for your review. For your convenience, we will deliver to the Staff separately four marked copies of the Revised Proxy Statement which have been marked to show changes made to the Preliminary Proxy Statement as originally filed, as well as four unmarked copies of the Revised Proxy Statement.
     Set forth below are responses to the comments contained in the letter of the Staff of the Commission to Washington Mutual, Inc., dated May 1, 2008. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced verbatim in bold font.
Form 10-K, filed February 29, 2008 (the “Form 10-K”)
Market for Registrant’s Common Equity, page 14
     1. Please include a performance graph as required by Item 201(e) of Regulation S-K.
Response

The performance graph was included on page 34 of the Company’s 2007 Annual Report to shareholders that accompanied the Company’s proxy statement for the Company’s 2008

Securities and Exchange Commission
Attention: Mark Webb, Esq.

annual meeting of shareholders, which was sent to the Company’s shareholders on or about March 14, 2008. The proxy statement and Annual Report are available on the Company’s website www.wamu.com under the Investor Relations section.

The Company provided the performance graph in the manner it did this year in reliance on instruction No. 7 to Item 201(e) of Regulation S-K, which reads as set forth below, and paragraph G of the General Instructions to Form 10-K.
“The information required by paragraph (3) of this Item need not be provided in any filings other than an annual report to security holders required by Exchange Act Rule 14a-3 or Exchange Act Rule 14c-3 that precedes or accompanies a registrant’s proxy or information statement relating to an annual meeting of security holders at which directors are to be elected.”
We agree with the Staff that it will be useful to include the performance graph in the Form 10-K filed with the Commission, and we will do so in future filings.
Off-Balance Sheet Activities and Contractual Obligations, page 47
2.	Please revise to include the disclosures required by Item 303(a)(4)(i)(C) of Regulation S-K, specifically with regard to the first clause of the requirement.
     Response
The Company respectfully submits that the disclosures required by Item 303(a)(4)(i)(C) are included in the 2007 Form 10-K as filed. Item 303(a)(4)(i)(C) requires discussion, in respect of a registrant’s off-balance sheet arrangements and to the extent necessary to an understanding of such arrangements, of the “amounts of revenues, expenses and cash flows of the registrant arising from such arrangements; the nature and amounts of any interests retained, securities issued and other indebtedness incurred by the registrant in connection with such arrangements; and the nature and amounts of any other obligations or liabilities (including contingent obligations or liabilities) of the registrant arising from such arrangements that are or are reasonably likely to become material and the triggering events or circumstances that could cause them to arise.”

Securities and Exchange Commission
Attention: Mark Webb, Esq.

As discussed in the Company’s Form 10-K under the caption Off-Balance Sheet Activities and Contractual Obligations on page 47 in the section titled “Asset Securitization”, the Company’s primary off-balance sheet arrangements arise from the Company’s activities of securitizing mortgage loans and credit card loans. This discussion describes the nature and purpose of the Company’s securitization activities, the process by which the Company securitizes loans and the nature and amount of interests the Company has retained in these transactions.

At the end of that discussion, cross-reference is made to Notes 7 and 8 to the Consolidated Financial Statements — “Securitizations” and “Mortgage Banking Activities” — for additional information concerning securitization transactions. Note 7 on page 132 discusses and provides tabular information concerning the pretax gains, cash flows, servicing fees, principal and interest received on and valuation of retained interests and loan repurchases, in each case, arising from the Company’s securitization activities for fiscal years 2007 and 2006. Note 8 on page 136 discusses revenue and expenses from the sales and servicing of home mortgage loans, including the effects of derivative risk management instruments, for fiscal years 2007, 2006 and 2005.

The Company believes that the information presented in Notes 7 and 8 satisfies the disclosure requirements set forth in Item 303(a)(4)(i)(C), particularly the first clause thereof, and that the presentation in the notes to the financial statements combined with the cross-reference in the Management’s Discussion and Analysis (“MD&A”) discussion complies with instruction 5 to Paragraph 303(a)(4) of Item 303 of Regulation S-K.

In response to the Staff’s comment, the Company will revise the cross-reference in this section of the MD&A discussion in future filings to read as follows:
Additional information concerning the pretax gains, cash flows, servicing fees, principal and interest received on and valuation of retained interests and loan repurchases, in each case, arising from the Company’s securitization activities is included in Note ___to the Consolidated Financial Statements — “Securitizations.” Additional information concerning the revenue and expenses from the sales and servicing of home mortgage

Securities and Exchange Commission
Attention: Mark Webb, Esq.

loans, including the effects of derivative risk management instruments, is included in Note ___to the Consolidated Financial Statements — “ Mortgage Banking Activities.”
Management’s Discussion and Analysis of Financial Condition and Result of Operations
Credit Risk Management, Option ARM Home Loans, page 55
3.	We refer to the statement in the last paragraph on page 56 that 8%, or $4.7 billion, of the Company’s Option ARM loans are scheduled to recast in 2008 and 13%, or $7.7 billion are scheduled to recast in 2009. Please tell us and discuss in this section in future filings the following:
•	The expected effects of the recasting of Option ARM loans on the Company’s future cash flow and liquidity taking into consideration current trends of increased delinquency rates of ARM loans, reduced collateral values due to declining home prices and the increase in 2007 of $1.73 billion in the balance of Option ARM loans with negative amortization.
Response

The Company uses models for forecasting future cash flows and liquidity. These models embed within the various cash flow and liquidity projections the estimated effects of negative amortization from and recasting of Option ARM loans. These effects are themselves modeled on various inputs, including loan balances, geographic loan concentrations, house price appreciation, and other factors affecting the probabilities of forecasted future loan repayments, such as loan prepayment probabilities and borrower behavior. As a result, the estimated effects of negative amortization from recasting of Option ARMs are embedded in the Company’s projections of future cash flows and liquidity but are not isolated such that they can be separately quantified and disclosed.

The Company will disclose the foregoing discussion in this section of the MD&A in future filings.
•	The control measures the Company has in place to identify, measure, monitor and control the risks associated with these loans considering underwriting criteria, property valuation standards and the borrowers initial qualifications for the Option ARM mortgage loan based on the fully indexed rate or market rate.
Response

The Company identifies and measures risks associated with Option ARM loans in a number of ways. Loan and borrower attributes are measured at origination to identify eligibility under the product parameters established by credit policies. Underwriting assessments of risk collect and analyze any available documentation of borrower ability to pay and credit standing, along with collateral valuation. As economic circumstances evolve post-

Securities and Exchange Commission
Attention: Mark Webb, Esq.

origination, additional measures are collected in the monitoring process. These include monthly monitoring of borrower actual payment performance on the mortgage loans as well as quarterly refreshes of information on borrowers’ broader credit standing as measured by updated FICO scores. Property value estimates generally are updated through reference to local area indices of home price appreciation post-origination. For seriously delinquent loans being reviewed for loss mitigation or write-down activities, these are supplemented by updated estimates of value on individual properties. Trends in the incidence and depth of negative amortization are monitored, including their correlations with the overall trends in Treasury yields and the 12-Month Treasury Average (“MTA”) index. The relationship of these attributes to actual historical delinquency performance are studied, and subsequent loan origination and loss mitigation practices are modified to reflect new information and manage risks. The Company’s loss mitigation practices include modifying Option ARMs into other products which do not have negative amortization features.

The Company began underwriting Option ARMs to the fully-indexed rate beginning in the fourth quarter of 2005, and made other substantial loan qualification and underwriting parameter changes in 2006. By the fourth quarter of 2007, the Company had fully implemented the Interagency Guidance on Nontraditional Mortgage Product Risks. The primary change was to require that the loans be underwritten to the negative amortization caps, which are described further on page 56 of the Company’s Form 10-K. Also in the fourth quarter of 2007, the Company further tightened several underwriting parameters including eliminating the Option ARM product for non-owner occupied properties and loans with a simultaneous second lien, reducing maximum loan sizes from $3 million to $1.5 million, and no longer allowing low-documentation loans for borrowers with less than a 720 FICO and 50% loan-to-value. The Company also discontinued offering all Option ARM low-documentation loans in the first quarter of 2008. These changes significantly reduced the volume of Option ARMs originated.

The Company will disclose the foregoing discussion in future filings.
Nonaccrual Loans, Foreclosed Assets and Restructured Loans, page 59
4.	Please tell us where you have provided the information required by Item III.C.2 of Industry Guide 3 regarding potential problem loans as of December 31, 2007 for which management had known information about possible credit problems regarding the borrower’s ability to comply with current repayment terms and which may result in their becoming non-performing loans in the short-term. Alternatively, tell us that there are none.
Response

Substantially all of the Company’s held for investment loan portfolio consists of homogeneous loan types that are reviewed for collective impairment. Thus, individual borrower credit problems of the nature contemplated by Item III.C.2 of Industry Guide 3 are not experienced by the Company with respect to homogeneous loan portfolios. The

Securities and Exchange Commission
Attention: Mark Webb, Esq.

Company has adopted the practice of treating loans within homogenous portfolios in early stages of delinquency (i.e., loans 30-89 days past due) as potential problem loans for purposes of Item III.C.2 of Industry Guide 3. The loan balances of home loans, home equity loans and lines of credit and subprime mortgage channel loans that were 30-89 days past due as of December 31, 2007, were $1.26 billion, $547 million and $650 million, respectively. The Company provided the following information regarding these potential problem loans in the following discussion on page 62 of the Form 10-K:
“The Company monitors delinquency rates for all loans held in portfolio. Increasing early stage delinquency rates (i.e., loans 30-89 days past due) are indicative of possible future credit problems when the Company has serious doubts as to the ability of such borrowers to cure the delinquency condition. Such loans have exhibited a greater propensity to migrate into nonaccrual status as cure rates on early-stage delinquencies deteriorated during the latter part of 2007. The delinquency rate for home loans and home equity loans and lines of credit that were more than 30 days past due but less than 90 days past due amounted to 1.43% and 2.02% at December 31, 2007 as compared to 0.68% and 0.89% at December 31, 2006.”
The Company had approximately $170 million of potential problem loans in its non-homogeneous loan portfolios as of December 31, 2007.
In response to the Staff’s comment, the Company will revise its future filings to include the foregoing disclosures as of the reporting date.
Credit Risk Management, Allowance for Loans Losses, page 63
5.	We refer to the table of changes in the allowance for loan losses for the five-year period ended December 31, 2007 in Note 6, “Loan and Allowance for Loan Losses” on page 131. Considering the trend of significant yearly increases in nonperforming loans as a percentage of total assets during the most recent three-year period ended December 31, 2007, as stated in the “Nonaccrual loan, Foreclosed Assets and Restructured loans” section on page 60, please provide us with the following information:
•	Explain the reasons why the Company has presented in Note 6 of the financial statements the five-year table of changes in the allowance for loan losses required under Item IV of Industry Guide 3, and not in the “Credit Risk Management” section of Management’s Discussion and Analysis, as in previous interim and annual reports filed with the Commission.
                Response
The information required to be presented in the five-year table of changes in the allowance for loan losses in accordance with Item IV of Industry Guide 3 is also required to be presented in the consolidated financial statements for the most recent three year

Securities and Exchange Commission
Attention: Mark Webb, Esq.

period. The Company has presented the five-year table in Note 6 — “Loans and Allowance for Loan Losses” to the Consolidated Financial Statements on page 131 of the Form 10-K, and not in the Credit Risk Management section of MD&A, as in previous interim and annual reports, so that the information presented in the five year table within the Form 10-K was not duplicated.
In response to the Staff’s comment, in future filings the Company will revert to its prior practice of also including the foregoing information in the Credit Risk Management section of its MD&A.
•	Tell us how the current presentation of this table in the notes to the financial statements complies with General Instructions 1 and 2 of Industry Guide 3 that requires it be presented either in the Business section or in Management’s Discussion and Analysis if in management’s opinion this presentation is more meaningful to investors.
Response
The Company’s presentation reflected an understanding that General Instruction 1 of Industry Guide 3 applies only to registration statements and that General Instruction 2 of Guide 3 allows a tabular presentation in the financial statements of reports, with inclusion of the information in the MD&A as an alternative. In response to the Staff’s comment, the Company will revise future filings to include the five-year table within MD&A.
•	Tell us where in the Business section or in Management’s Discussion and Analysis you have included the information required by Instruction (2) to Item IV of Industry Guide 3 to provide, for each fiscal period presented, a brief description of the factors that management considered in determining the increases in the yearly allowance through the provision. We note similar disclosure for the five-year period ended December 31, 2006 was provided on pages 59 and 60 of the 2006 Form 10-K.
Response
For the disclosure reasons explained in our response to the Staff’s prior comment in this Comment 5, the Company provided the information required by Instruction (2) to Item IV of Industry Guide 3 principally for the change in provision from fiscal year 2006 to fiscal year 2007, not all five years. The factors management considered in determining the increase in the provision from fiscal year 2006 to fiscal year 2007 are discussed under the heading “US Housing Market Conditions and their Impact on the Company’s Loan Portfolio” beginning on page 51 of the Form 10-K and in the Overview section of the MD&A beginning on page 16 of the Form 10-K. These factors included: (a) the significant deterioration in the credit environment during the last six months of 2007; (b) indicators in early 2008 suggesting that the housing market had continued to deteriorate after 2007; (c) the Company’s expectation that it would experience significantly higher

Securities and Exchange Commission
Attention: Mark Webb, Esq.

credit costs throughout its single-family residential mortgage portfolios; and (d) the comparatively benign credit environment and relatively lower provisions in earlier periods.
The Company will revise future filings to include the information required by Instruction (2) to Item IV of Industry Guide 3 for each fiscal period presented.
•	Explain how you considered Section P, “Allowance for Loan Losses” on page 60 of the “Current Accounting and Disclosure Issues in the Division of Corporation Finance” as of November 30, 2006 that requires Management’s Discussion and Analysis explain the period-to-period changes in specific elements of the allowance and the extent to which actual experience has differed from original estimates.
Response
For the disclosure reasons explained in response to the Staff’s prior comment in this Comment 5, the Company provided the information required by Section P, “Allowance for Loan Losses,” on page 60 of the “Current Accounting and Disclosure Issues in the Division of Corporation Finance” as of November 30, 2006 principally for the period-to-period changes occurring between fiscal years 2007 and 2006, not all five years.
Reflecting the guidance in Section P that the MD&A should explain period-to-period changes in specific elements of the allowance, the Company described the specific elements of its allowance and the products to which those elements relate on page 63 of the Form 10-K. These are: (a) the portion allocated to specified homogeneous loan pools, predominantly home loans, home equity loans and lines of credit, credit card loans and most commercial business, commercial real estate and multi-family loans, (b) the portion allocated to non-homogeneous loan pools, predominantly commercial business, commercial real estate and multi-family loans with an unpaid principal balance in excess of $3 million, and certain home mortgage loans whose terms have been modified through debt restructurings; and, (c) an unallocated portion of the allowance. An analysis of the Company’s total allowance for loan losses, allocated to product and unallocated, is presented in a table on page 66 of the Form 10-K.
As observed in the table on page 66, the most significant change in the allowance occurred between 2007 and 2006 for home loans, home equity lines of credit and the subprime mortgage channel. The changes observed in the allowance for these product types are explained by and are consistent with the Company’s disclosures within the Form 10-K regarding deterioration in the credit environment. For example, the Company noted the significant deterioration in the single family mortgage credit environment in the Overview section of MD&A and in the “US Housing Market Conditions and their Impact on the Company’s Loan Portfolio” section within Credit Risk Management.

Securities and Exchange Commission
Attention: Mark Webb, Esq.

The Company also provided disclosure of the portion of the allowance attributed to individually impaired loans in Note 6 — “Loans and Allowance for Loan Losses” to the Consolidated Financial Statements on page 130 of the Form 10-K:
“The recorded investment in individually impaired loans at December 31, 2007 was $938 million compared with $34 million at December 31, 2006. The allowance for loan losses related to impaired loans at December 31, 2007 and 2006 was $46 million and de minimis.”
Reflecting the guidance in Section P that the MD&A should also discuss the extent to which actual experience has differed from original estimates, the reasons for changes in estimates and evidence relied upon for revising estimates, the Company provided a discussion of the impact of the deteriorating credit environment on the Company’s loan portfolio in MD&A — Credit Risk Management — “US Housing Market Conditions and their Impact on the Company’s Loan Portfolio” beginning on page 51 of the Form 10-K, noting the following trends that affected prior estimates of incurred loss which are the basis for the allowance:
•	The decline in home price appreciation rates in the first half of 2007 and absolute declines in home prices in the second half of 2007 had been particularly abrupt in California and Florida, where approximately 48% and 10% of the Company’s single-family residential mortgage loans at December 31, 2007 are located.
•	The significant and abrupt decline in secondary market liquidity for home loans which are not eligible for sale to housing government-sponsored enterprises (“nonconforming” loans) contributed to the decrease in the availability of housing credit.
•	The rate at which delinquent loans moved through delinquency stages towards foreclosure increased in the fourth quarter of 2007.
•	Loss severities on foreclosed assets increased more than expected as lower collateral values on foreclosed properties were insufficient to cover the recorded investment in the loan.
The Company explains in MD&A that the foregoing changes in the credit environment were the primary factors for changing its prior estimates of incurred loss inherent in the loan portfolio and for increasing its allowance for loan losses, both in absolute terms and as a percentage of loans held in portfolio from $1.70 billion or 0.74% of loans held in portfolio at the end of 2005 to $2.57 billion or 1.05% of total loans held in portfolio at December 31, 2007.
In response to the Staff’s comment, in future filings the Company will add a separate discussion in its MD&A of the reasons for any material changes in the primary

Securities and Exchange Commission
Attention: Mark Webb, Esq.

components of its allowance for loan losses (i.e., the reasons for material changes to its allocated allowance for loans secured by real estate and the types of such loans to the extent the factors affecting the allowance for those loans differed), its allocated allowance for commercial loans and for consumer loans and in its unallocated allowance.
•	We note Management’s Discussion and Analysis does not appear to discuss the reasons for changes to the allowance for loan losses during the most recent five-year period as required by Item IV.A of Industry Guide 3. Please explain to us how the current disclosure complies with paragraph 11 of Item 303 of Regulation S-K that requires presenting information that enables the reader to understand the Company’s current business performance and any trends, uncertainties and events that are reasonably likely to materially affect the Company’s future operations, cash flow and liquidity.
Response
Item 303 of Regulation S-K requires presenting information that enables the reader to understand the Company’s current business performance and any trends, uncertainties and events that are reasonably likely to materially affect the Company’s future operations, cash flow and liquidity. The single family residential credit environment deteriorated significantly beginning in the second half of 2007 resulting in a significant increase in the allowance for loan losses in 2007. Indicators in early 2008 suggested that the housing market was continuing to deteriorate after the end of 2007. Consequently, the period-to-period changes in the allowance for loan losses from 2003 through 2006, and the reasons for these changes, had no material impact on the Company’s business performance in 2007 and were not indicative of the trends, uncertainties and events that the Company expects are reasonably likely to materially affect its future operations, cash flow and liquidity.
For this reason, the Company focused on the significant trends, uncertainties and events that developed in the second half of 2007 and early 2008 that it expects are reasonably likely to affect its future operations, cash flow and liquidity. These factors are discussed in several places within the Form 10-K, including in the MD&A Overview section on page 16, the MD&A Credit Risk Management section on page 51, the MD&A Capital Management section on page 70 and in the Risk Factors section on page 84.
As indicated in responses to the Staff’s comments in this Comment 5, the Company will discuss in future filings the period-to-period changes in the allowance for loan losses and the reasons for these changes for all fiscal years presented and will explain their impact on current business performance and their expected impact, if any, on the Company’s future operations, cash flow and liquidity.
6.	Please tell us and revise future filings to provide the following information regarding the decrease in the allowance for loan losses from 2005 to 2006 in the five-year table of changes in the allowance for loan losses in Note 6 on page 131:

Securities and Exchange Commission
Attention: Mark Webb, Esq.

•	Discuss the reasons why in 2006 the allowance for loan losses decreased $65 million or 4%, from $1.695 billion in 2005 to $1.630 billion in 2006, considering nonperforming assets increased $813 million or 41%, from $1.962 billion in 2005 to $2.775 billion in 2006.
Response
The increase in the amount of nonperforming loans from 2005 to 2006 was primarily driven by home loans (an increase of $75 million), home equity loans and lines of credit (an increase of $144 million) and subprime mortgage channel (an increase of $410 million). For the same period, the allocated allowance for home equity loans and lines of credit increased by $78 million, and the allocated allowance for home loans and subprime mortgage channel loans decreased by $20 million and $48 million, respectively.

The Company’s statistical models used to estimate the allocated allowance for most loans (including home loans, home equity loans and lines of credit, credit card loans, and most commercial business, commercial real estate and multi-family loans) consider payment status, including the trends in nonperforming loans, in estimating the allowance for loan losses, along with other credit factors.

Although the total amount of nonperforming home loans increased during 2006 and the allowance allocated to these loans decreased by approximately $20 million, the allowance increased slightly as a percentage of the total loan balance from 0.19% at the end of 2005 to 0.20% at the end of 2006 as loan balances declined. The $20 million decrease in the allocated allowance for home loans for 2006 reflects lower estimated loss rates resulting from a change in the mix of the loan portfolio toward loans with relatively lower credit risk characteristics.

The $48 million decrease in the allocated allowance for subprime mortgage channel loans for 2006 reflects declines in loan balances during the year and a change to the Company’s estimate of the loss confirmation period for this portfolio from four years to three years.

The Company will revise future filings to provide disclosure about changes in the allowance resulting from methodology changes and changes in the credit profile of loans, including changes in nonperforming assets.
•	Tell us where you have discussed the reasons for the reduction in the allowance for loan losses in 2006 related to refinements in the Company’s reserve and provision methodology including the credit card portfolio and multi-family loans and other factors. Refer to your response to Comment 2 in response letter dated November 15, 2007 regarding our comment letter dated September 21, 2007 on the Form 10-K for 2006.

Securities and Exchange Commission
Attention: Mark Webb, Esq.

Response
In the Company’s response to Comment 2 in our letter dated November 15, 2007 regarding the Staff’s comment letter dated September 21, 2007 on the 2006 Form 10-K the Company noted three factors affecting the decrease in the allowance from 2005 to 2006:
•	“Improvements in the credit profile of the Company’s credit card portfolio were observed in 2006 as loans in the credit card portfolio benefited from a lower level of bankruptcy-related charge-offs and from the sale of higher risk credit card accounts. As a result, the delinquency rate on owned credit card loans declined from 3.08% at December 31, 2005 to 2.66% at December 31, 2006. Credit card delinquency rates are one of the key drivers of credit losses in the credit card portfolio and the Company correspondingly reduced the allowance related to credit card receivables, when expressed as a percentage of the total credit card portfolio. This improvement in the credit risk profile of the credit card portfolio is not evident in the allocated allowance analysis on page 61 of the 2006 Form 10-K on account of refinements made to incorporate into the allocated allowance at December 31, 2006, certain credit risks which were not formulaically modeled at December 31, 2005. Instead, these credit risks were previously included in the unallocated, qualitative allowance.”
•	“Refinements made by the Company to its reserve and provisioning methodology for multi-family loans.”
•	“An update to the Company’s estimate of the loss confirmation period for its portfolio of home loans to subprime borrowers. An independent third party organization engaged by the Company to review historical loss data for this portfolio of loans recommended that a three year estimate of the loss confirmation period should replace the four year estimate of the loss confirmation period and management concurred with their recommendation.”
With respect to the credit card portfolio, the benefit of a lower level of bankruptcy related charge-offs than occurred prior to the October 2005 change in consumer bankruptcy law, and the sale of higher risk credit card accounts during the latter part of 2006 are discussed on page 83 of the Form 10-K within the discussion of the provision for the Card Services Group.
With respect to the multi-family portfolio, the Company discussed the impact of the 2006 change in allowance assumptions and methodologies on page 83 of the Form 10-K within the discussion of the Commercial Group:

Securities and Exchange Commission
Attention: Mark Webb, Esq.

“The negative $82 million provision in 2006 was primarily the result of a $60 million reduction in the allowance for loan losses that occurred as a result of two primary changes to the assumptions and methodologies used to estimate the allowance attributable to multi-family loans. First, as part of an ongoing program of model improvement, the Company introduced a new model that uses a formulaic, statistical-based approach to determine loss factors based on relevant default-predictive variables such as loan-to-value and debt service coverage ratios, and geographic factors. The second change was the adoption of a three year loss confirmation period for multi-family loans, replacing the four year estimate of the loss confirmation period.”
With respect to the subprime mortgage portfolio, the impact of changing the loss confirmation period was partially offset by other recalibrations of our statistical models such that the net impact to the allowance allocated to the subprime mortgage portfolio was a decrease of approximately $34 million. The Company did not specifically discuss the change in the estimated subprime loss confirmation period in the Form 10-K, because its impact on the change in total allowance from 2005 to 2006 was not significant and it did not alter the increasing trend in provision for the Home Loans Group.
The Company undertook in its letter dated November 15, 2007 to provide appropriate disclosure regarding methodology changes in future filings. We did not consider the effect of the change related to the subprime factor to be material and did not include it in the Form 10-K. The Company will discuss all three factors in future filings.
•	Tell us where you have discussed how you factored into your revised loan loss methodology any material increases in undetected credit risk resulting from recent decreases in the fair value of the underlying collateral for loans in areas with depressed real estate values that have been scoped out of the analysis of individual loans. Refer to your response to Comment 7 in response letter dated November 15, 2007 regarding our comment letter dated September 21, 2007 on the Form 10-K for 2006.
Response
As noted in the disclosure on page 83 of the Form 10-K regarding the multi-family allowance referenced above, any material increases in undetected credit risk resulting from recent decreases in the fair value of the underlying collateral for loans in areas with depressed real estate values that have been scoped out of the analysis of individual loans are considered when determining the loss factors based on the relevant default-predictive variables such as loan-to-value and geographic factors.
Factors That May Affect Future Results, page 84

Securities and Exchange Commission
Attention: Mark Webb, Esq.

7.	Risk factors must be presented under the caption “Risk Factors.” In future filings, please revise. Refer to Item 503(c) of Regulation S-K.

Response

In future filings the Company will revise the cross-reference under Item 1A to read “Refer to Management’s Discussion and Analysis — “Risk Factors” on page ___and will present the MD&A discussion of risk factors under the caption “Risk Factors.”
Item 11. Executive Compensation
Compensation Discussion and Analysis
2008 Bonus Plan Design, page 29 of DEF 14A
8.	You disclose that the committee determined to exclude the effects of loan loss provisions from the calculation of net operating profit for purposes of determining the named executive officers’ bonus compensation. Please discuss how this is consistent with the company’s overall compensation objectives. Refer to Item 402(b)(1)(vi) of Regulation S-K.

Response

The effects of loan loss provisions on the Company’s financial results will be an important factor for purposes of determining any bonus payouts to named executive officers for 2008. As discussed on page 29 of the definitive proxy statement filed with the Commission on March 14, 2008 (the “Annual Proxy Statement”), the Human Resources Committee of the Company’s Board of Directors (the “Committee”) adopted a three-step approach for determining bonuses that may be paid to named executive officers in 2009 based on their and the Company’s performance in 2008. The performance measure of net operating profit excluding certain loan loss provisions and other items (such measure, “Net Operating Profit”) is one of four objective performance measures, and these performance measures comprise the first step of the three-step approach. The Committee will consider the effect of loan loss provisions on the Company’s 2008 financial results and the Company’s management of credit risk when applying step two of the three-step approach; namely, evaluating the Company’s overall financial results for 2008. In addition, the Committee will consider each named executive officer’s individual performance as part of its individual assessment of each named executive officer; step three of the three-step approach.

The comment refers to Item 402(b)(1)(vi) of Regulation S-K, which requires a discussion of how each compensation element fits into the Company’s overall compensation objectives. The Company notes that the compensation element in question is the annual incentive bonus opportunity, which is determined by reference to the annual bonus plan as a whole. As stated at pages 26-27 of the Annual Proxy Statement, the annual executive bonus program is designed to align compensation with achievement of annual corporate performance measures that reinforce the Company’s near-term business strategies and shareholders’ interests.

Securities and Exchange Commission
Attention: Mark Webb, Esq.

The three-step approach for determining executive bonuses for 2008 performance will result in bonus payouts in 2009, as appropriate, that will be consistent with the Company’s five objectives for executive compensation, which are stated on pages 23-24 of the Annual Proxy Statement. With respect to the objective for performance-based compensation, the three-step approach will: (a) drive achievement of core measures of operating performance, including Net Operating Profit; (b) account for Company performance in credit risk management and overall corporate profitability, which are significantly impacted by loan loss provisions; and (c) require an evaluation of each executive’s individual performance. The four objective performance measures in the 2008 bonus plan, including Net Operating Profit, are critical to the future growth and profitability of the Company. As such, those measures and the related performance targets are consistent with the objective that performance targets for incentive compensation should align with the Company’s business strategy. Lastly, we believe the three-step approach will also achieve the Company’s other three stated compensation objectives, namely retention, being competitive with peers while also cost conscious and promoting internal pay equity.

As stated in the letter to shareholders dated April 2, 2008 from Kerry Killinger, the Company’s Chairman and Chief Executive Officer, and Stephen Frank, the Company’s Lead Independent Director, filed with the Commission as additional soliciting material, the Company’s 2008 bonus plan does not include mortgage-related credit costs in a quantified metric in the first step of the three-step approach in large part because the primary determinants of future mortgage-related credit costs — housing prices and homeowner delinquencies — are affected by important and currently unpredictable sector-wide factors in the broader market and economy. The Committee’s judgment was that establishing specific, quantified performance measures for credit risk management and overall profitability in advance presented the risk of setting incentives that, when viewed in retrospect after the end of the year, might be inappropriate or misdirected. Instead, the Committee decided that at the end of the year, it would examine the Company’s actual credit performance in light of actual market conditions and make its compensation awards based on actual experience.

We are committed to paying for performance and the Committee will exercise its discretion in alignment with that principle when determining 2008 executive bonuses.
Consolidated Financial Statements
Note 5, Available-for-Sale Securities, page 125

Securities and Exchange Commission
Attention: Mark Webb, Esq.

9.	We note the Company recorded other-than-temporary impairment losses totaling $375 million on “certain mortgage-backed securities” during the second half of 2007. Please tell us and revise future filings to describe in greater detail:
•	The specific nature and credit risk characteristics of the mortgage backed securities that were impaired.
Response

The Company recognized other-than-temporary impairment losses of $375 million during the second half of 2007.

The Company recognized other-than-temporary impairment losses totaling $104 million in the third quarter of 2007 on mortgage-backed securities with the following credit risk characteristics: (a) Prime, Alt-A, or Subprime mortgage loan collateral, and (b) predominantly investment grade credit ratings ranging from A to BBB. In addition, the securities for which other-than-temporary impairment loss was recognized were characterized by one or more of the following additional attributes: (c) a small level of subordination relative to observed current loss rates; (d) severe loss in value occurring during the third quarter of 2007; or (e) an adverse change in loan prepayment speeds.

In the fourth quarter of 2007, the Company recognized additional other-than-temporary impairment losses on mortgage-backed securities with the same credit risk characteristics as those for which other-than-temporary impairment loss was recognized in the third quarter of 2007. In the fourth quarter of 2007, some securities were downgraded to below investment grade.

In the last two quarters of 2007, other-than-temporary impairment losses of non-investment-grade securities in the available-for-sale portfolio totaled $75 million (included in the amounts above). Of this total, $5 million was recognized in the third quarter and $65 million of the $70 million recognized in the fourth quarter was for securities that were downgraded below investment grade in the fourth quarter.

The Company will revise future filings to describe the nature and risk characteristics of impaired AFS securities.
•	The reasons for the timing of the recognition of impairment charges during the second half of 2007 and not in prior annual or interim periods.
Response

In Note 1 to the Consolidated Financial Statements — “Summary of Significant Accounting Policies” on page 110 of the Form 10-K, we included a description of the factors considered when determining whether an impairment is judged to be other-than-temporary. In periods prior to the third quarter of 2007, there were no indications of

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Attention: Mark Webb, Esq.

deterioration in credit fundamentals, no adverse changes in cash flows were observed where applicable, declines in fair value were not severe and had not existed for lengths of time which would have indicated other-than-temporary impairment.

Prior to the third quarter of 2007, unrealized losses were generally small in relation to the amortized cost of available-for-sale securities. For example, as of December 31, 2006, gross unrealized losses on securities subject to EITF 99-20 were $0.5 million, and on no quarter-end in 2006 did those losses reach or exceed $2 million. In the first two quarters of 2007, gross unrealized losses on the population of EITF 99-20 securities were $3 million and $36 million, respectively. In contrast, beginning in the third quarter of 2007 as market liquidity declined dramatically for securitized assets, the fair values of mortgage-backed securities declined severely.

The Company took into account this severe decline in fair value, as well as other indicators of potential other-than-temporary impairment, in recognizing impairment losses in the third and fourth quarters of 2007. Specifically, other-than-temporary impairment losses were recognized on securities within the scope of EITF 99-20 which experienced adverse changes in estimated cash flows, taking into account changes in projected prepayment speeds and expectation of future losses. Other-than-temporary impairment losses were also recognized where management judgmentally considered it probable that the Company will be unable to collect all amounts due, taking into account available evidence related to the nature and credit risk characteristics of the securities as described in the response immediately above. Management’s judgments were informed by available evidence including downgrades on some securities and projections of future losses of principal and interest considering expected default rates, loss severity, and loss timing.

The Company will revise future filings to describe the reasons for the impairment of AFS securities.
•	The methodology used to determine there were no additional other-than-temporary impairment charges related to other securities with similar risk characteristics in the remaining portfolio.
Response

A security-by-security analysis is performed each quarter on securities held in the available-for-sale portfolio, to evaluate whether impairments are considered other-than-temporary. For the securities for which no other-than-temporary impairment loss was recognized, management did not consider it probable that the Company will be unable to collect all amounts due, taking into account the factors described above. For the securities within the scope of EITF 99-20 and for which no other-than-temporary impairment losses were recognized, the securities did not experience adverse changes in estimated cash flows.

Securities and Exchange Commission
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Furthermore, the Company had the intent and ability to retain the securities for a sufficient period of time to allow for their recovery. This assessment considered the Company’s portfolio management plans and liquidity expectations.
Note 7, Securitizations, page 132
10.	We refer to the table of delinquencies and charge-offs of securitized financial assets on page 135 that states the Company managed loans for $369 billion in 2007, including on-balance sheet loans and loans securitized, which included:
•	Nonaccrual loans totaling $13.3 billion, a $10 billion or a 294% increase as compared to $3.4 billion of nonaccrual loans in 2006.

•	Charge-offs of $3.9 billion, a $2.3 billion or 144% increase as compared to $1.6 billion in 2006.

With respect to the material increase in 2007 of non-accrual loans and net charge-offs incurred as they relate to consolidated and off-balance sheet loan securitizations, please tell us and discuss in future filings the following:

•	How you considered nonaccrual loans and charge-offs for securitized loans when you determined the amount of the allowance for loan loss allowance for 2007; and
Response

The allowance for loan losses represents management’s estimate of incurred credit losses inherent in the Company’s held for investment loan portfolio as of the balance sheet date. The mortgage loans that have been sold into securitizations will have credit risk characteristics that were modeled for purposes of the cash flow and credit rating objectives of that particular transaction and pool (including, seasoning, source of origination, geographic distribution, pool-average-weighted FICO, and pool-average-weighted loan-to-value) that will be inherently different from those in the Company’s held for investment portfolio as of the balance sheet date. As a result of those differences, the loss profiles of securitized loans are inherently different than the loss profiles of loans held in the investment portfolio of the Company as of the balance sheet date. As such, the Company does not consider performance metrics on securitized loans, such as changes in payment status and charge-offs, in securitized pools of loans when estimating the allowance for held for investment mortgage loans.

The Company carries senior seller’s interest retained from the Company’s credit card securitizations as held for investment loans (approximately $850 million at December 31, 2007). The retained senior seller’s interest represents an undivided interest in a pool of

Securities and Exchange Commission
Attention: Mark Webb, Esq.

securitized credit card loans. The allowance associated with the senior seller’s interest is estimated using statistical estimation techniques that consider the credit performance of the entire securitized loan pool (i.e., all loans in the off-balance sheet credit card securitization trust), including payment status and charge-off experience, in estimating the likelihood of default and the severity of losses.

The Company will discuss this in future filings.
•	The nature and amount of any material recourse obligation or repurchase commitment provisions incurred due to triggering events related to non-accrual loans or charge-offs recorded as part of any off-balance sheet loan securitization transaction.
Response

Due to the limited credit recourse on the Company’s home loan securitizations, there is not a significant correlation between the trends in nonaccrual loans and charge-offs for securitized loans and the amount of the Company’s recourse obligations. As discussed in Note 1 to the Consolidated Financial Statements — “Summary of Significant Accounting Policies — Transfers and Servicing of Financial Assets” on page 117 of the Form 10-K, the Company does not generally sell loans with credit recourse, either in connection with its securitization transactions or sale of whole loans. As further discussed in this section of Note 1 and in greater detail in Note 15 to the Consolidated Financial Statements — “Commitments, Guarantees and Contingencies — Guarantees” on page 152 of the Form 10-K, the Company generally makes certain representations and warranties in connection with the securitization transactions, which can include early or first payment default protection. In the event of a breach of such representations and warranties, we may be required to either repurchase the subject loans or indemnify the investor or insurer, in which case, we bear the risk of any loss on the repurchased loans. These repurchase obligations for violation of representations and warranties are recorded at fair value on the balance sheet at the date of transfer.

Additionally, the Commercial Group periodically enters into loan securitization transactions where it retains partial recourse. The recourse amount may vary by loan securitization, but is generally around 3% of the UPB of the loans sold. Please refer to Note 15 — “Commitments, Guarantees and Contingencies” on page 152 of the Form 10-K which states “In the ordinary course of business, the Company sells loans to third parties and in certain circumstances retains credit risk exposure on those loans and may be required to repurchase them.”

The Company disclosed the following in Note 15 on page 152 of the Form 10-K “The Company has recorded reserves of $268 million and $220 million as of December 31, 2007 and 2006, to cover its estimated exposure related to all of the aforementioned loss contingencies.” Of the $268 million and $220 million reserve recorded as of December

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Attention: Mark Webb, Esq.

31, 2007 and 2006, $37 million and $15 million was due to credit recourse and the remaining was non-credit recourse.

The Company will revise its disclosures in future filings to include information related to loan repurchases occurring during the applicable periods under its recourse obligations.
Note 13, Advances from Federal Home Loan Banks, Other Borrowings and Trust Preferred Securities, page 144
11.	We refer to the Company’s 20 billion Euro Covered Bond Program under which the Company has outstanding 7.74 billion Euros of covered bonds as of December 31, 2007. We note the Covered Bond Program is structured as follows:
•	The Euro-denominated Covered Bonds are issued by a nonaffiliated statutory trust.

•	The Covered Bonds are secured by floating rate US dollar-denominated mortgage bonds issued by the Company to the statutory trust.

•	The mortgage bonds are secured by the Company’s portfolio of residential mortgage loans.

•	The statutory trust is not consolidated in the financial statements as stated in the “Liquidity Risk and Capital Management, Liquidity Risk” section on page 69.

Please tell us and revise future filings to disclose the following information with respect to the operations and structure of the Covered Bond Program:

•	Provide us with the analysis that supports your conclusion that consolidation of the statutory trust is not required. State whether the statutory trust is an SPE that does not qualify for consolidation under paragraph 5 of FlN46R or is a QSPE that meets all the conditions for non-consolidation in paragraph 35 of SFAS 140.
Response

The statutory trusts formed in connection with the Company’s Covered Bond Program are not QSPEs that meet all the conditions for non-consolidation in paragraph 35 of SFAS 140. The statutory trusts are SPEs (which also meet the definition of variable interest entities), for purposes of paragraph 5 of FIN46R, but do not qualify for consolidation in the Company’s financial statements. Specifically, under the program documentation, the Company’s interests in the statutory trusts do not cause the Company

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Attention: Mark Webb, Esq.

to absorb the majority of expected losses or entitle it to receive the majority of residual returns, if any, upon the liquidation of the statutory trusts. The statutory trusts’ variable interests, including the covered bonds they issued, and the swap and the guaranteed investment contracts into which they entered, collectively absorb the majority of expected losses. Finally, the Company does not control the exercise of decision-making over the statutory trusts and does not have any voting rights with respect to the statutory trusts.

The Company will include the foregoing discussion in the Notes to future financial statements when discussing the Company’s Euro Covered Bond Program.
•	We note the short-term rating downgrade of WaMu in December 2007 by Moody’s and Fitch that caused the bank to create a separate account to guarantee payments to the statutory trust SPE. Explain to us how you considered:
–	Whether this guarantee qualifies as a reconsideration event under paragraph 7 of FIN46R.

–	The Company would absorb a majority of the SPE’s expected losses and therefore become its primary beneficiary. Refer to article titled “Euro Covered Bonds Survive Crisis” dated February 4, 2008 in www.securitization.net.
Response

The separate account does not guarantee payments to an issuing trust. Rather, it constitutes an account to support payments under the mortgage bonds, which are direct obligations of the Company’s principal banking subsidiary, Washington Mutual Bank. Pre-funding arrangements for direct obligations of the Company or its subsidiaries would not affect consideration of the obligations by downstream holders of the obligations. The Company has reviewed the referenced article and notes that the documentation for the Covered Bond Program does not entitle or obligate the Company to absorb potential gains or losses from the statutory trusts.

The Company will include the foregoing discussion in the Notes to future financial statements when discussing the Company’s Euro Covered Bond Program.
•	Describe in greater detail the terms of the Euro Covered Bonds issued by the statutory trust, the mortgage bonds and the cover pool of mortgage loans that collateralize the mortgage bonds issued by the Company. Consider disclosing information such as the following:
–	The principal amount and interest rate;

–	The initial and current credit rating;

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Attention: Mark Webb, Esq.

–	The issuance and maturity date;

–	The nature and scope of any contingent liabilities, guarantees or reimbursement agreements incurred with respect to the Covered Bond Program.

–	Any overcollateralization requirements incurred by the Company sufficient to absorb potential credit losses.

–	The credit risk characteristics of the cover pool of mortgage loans of the Company that are collateralizing the mortgage bonds, including if the pool is static or is able to replace nonperforming with equivalent performing loans.
Response

€6.00 billion principal amount of Euro Covered Bonds have been issued to date with an average interest rate of 4.08%. $7.78 billion principal amount of mortgage bonds have been issued to date. Mortgage bonds are floating rate instruments with the applicable interest rate payable on mortgage bonds tied to short term interest rates. Euro Covered Bonds (and related mortgage bonds) issued on September 26, 2006, mature on each of September 27, 2011 and September 27, 2016, respectively; additional Euro Covered Bonds (and related mortgage bonds) issued on May 18, 2007, mature on May 19, 2014.

Rating agencies currently require 13.4% over-collateralization with respect to assets comprising the cover pool. Over-collateralization requirements may change from time to time based on rating agency requirements, market conditions and composition of the cover pool.

Currently outstanding Euro Covered Bonds are rated “AAA” by each of S&P and Fitch, and “Aa1” by Moody’s. Euro Covered Bonds are currently on “negative watch” by Moody’s and Fitch. Mortgage Bonds are not rated.

There are no material contingent liabilities, guarantees, or reimbursement programs entered into between the Company and its affiliates, on the one hand, and the issuing trusts established under the Covered Bond Program on the other hand. The Company is obligated to reimburse the issuing trusts for certain fees and expenses (primarily rating agency fees and trustee service fees) associated with the issuance of covered bonds as such fees and expenses become due; however, these are not material.

To be included in the cover pool, mortgage loans must satisfy eligibility criteria which currently are as follows: (a) no mortgage bond issuer event of default would occur as a result of including the mortgage loan in the cover pool; (b) current ratings on covered bonds would not be adversely affected as a result of including the mortgage loan in the

Securities and Exchange Commission
Attention: Mark Webb, Esq.

cover pool; (c) the mortgage loan does not have an outstanding principal balance greater than $3,000,000; and (d) the mortgage loan is approved for inclusion in the cover pool by the rating agencies. The foregoing eligibility criteria may change from time to time subject to approval by the rating agencies. The Company may add and remove mortgage loans from the cover pool that collateralizes mortgage bonds.

The Company will include the foregoing discussion in the Notes to future financial statements when discussing the Company’s Euro Covered Bond Program
•	State the terms of any derivatives transactions under SFAS 133 used to hedge interest rate risk incurred as a result of differences between the interest and duration of the Euro-denominated covered bond issued by the statutory trust, the dollar-denominated mortgage bonds issued by the Company and the pool of cover assets consisting of mortgage loans in the Company’s portfolio.
Response

The issuing trusts enter into swap arrangements which economically hedge the interest rate and currency risks borne by those trusts. Those risks result from the differences between cash inflows from the mortgage bonds held by the trust and cash outflows of the covered bonds issued by the trust. The Company does not satisfy the conditions to consolidate the trusts and therefore is not subject to accounting requirements under SFAS 133, with respect to those derivative instruments.

The Company will include the foregoing discussion in the Notes to future financial statements when discussing the Company’s Euro Covered Bond Program.
•	With respect to the issuance of the Euro Covered Bonds tell us how you considered the accounting and disclosure requirements of paragraph 45.c of SFAS 133 regarding any foreign currency hedges and paragraphs 30 to 32 of SFAS 52 with respect to foreign exchange transactions.
Response

The Company is not the issuer of the Euro Covered Bonds; its obligations under the Covered Bond Program are denominated in US Dollars. In addition, it is the non-consolidated statutory trusts, rather than the Company, that are parties to the currency hedging arrangements related to the Covered Bond Program. On the basis of the foregoing, the Company does not believe it has any reporting or disclosure obligations under paragraph 45.c of SFAS 133 regarding foreign currency hedges and paragraphs 30 to 32 of SFAS 52 with respect to foreign exchange transactions.

Securities and Exchange Commission
Attention: Mark Webb, Esq.

The Company will include the foregoing discussion in the Notes to future financial statements when discussing the Company’s Euro Covered Bond Program.
Note 14, Income Taxes, page 148
12.	We refer to the deferred tax assets of $2.37 billion in 2007, a $1.08 billion or 83% increase as compared to $1.29 billion in 2006. Please tell us and revise future filings to disclose the nature and dollar amount of the major components of the “Other” deferred tax asset for $1.25 billion, equal to 53% of total deferred tax assets in 2007.

Response

The nature and dollar amount of the major components of the “Other” deferred tax assets at December 31, 2007, are set forth in the table below. Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities and are determined using the enacted tax rates that are expected to be in effect when deferred tax amounts are expected to be reported in the Company’s income tax returns.

December 31, 2007
(in millions)
Reserves (such as Legal, Recourse, Self-Insurance)	$300
Credit Card and Home Loan Securitizations	292
Intangible Assets	150
Impairment on Investments	133
State Income Tax Net Operating Loss Carryforwards	124
Other	251

Total “Other” Deferred Tax Assets	$1,250

The Company will include in future filings the foregoing information which is in addition to the information historically provided regarding the components of the Company's deferred tax assets.

13.	Explain to us and discuss in MD&A in future filings the positive and negative evidence under paragraph 20 of SFAS 109 the Company used to determine the amount of the valuation allowance for deferred tax assets of $124 million in 2007, equal to 5% of deferred tax assets. Refer to paragraph 23 of SFAS 109 and address the following:
•	The recognition of a fourth quarter net loss of $1.87 billion in 2007 due to increased loan loss reserves of $1.53 billion and goodwill impairments of $1.78 billion. This fourth quarter loss resulted in a cumulative net loss of $67 million for 2007 as compared to net income of $3.6 billion in 2006. Refer to “Quarterly Results of Operations”, page 194.

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Attention: Mark Webb, Esq.

•	The recognition of $143 million in restructuring charges to resize the home loan business in anticipation of continued declines in home mortgages. Refer to the “Noninterest expense” section of MD&A on page 34.

•	The decrease in deposits of $32 billion or 15% in 2007 as compared to 2006 of which institutional brokered deposits decreased $20 billion or 89% in 2007 as compared to 2006. Refer to MD&A, Deposits on page 39.

•	The statement in the risk factor section that due to recent negative ratings the Company does not expect these sources to return as reliable funding sources even if general market conditions improve until its rating improve. Refer to the risk factor on page 86 titled: “The Company’s access to market-based liquidity sources may be natively impacted if market conditions persist or further downgrades occur”.

•	The reduction in gains from home mortgage loans and mortgage backed securities from $735 million in 2006 to $59 million in 2005 due to a severe contraction of secondary market liquidity. Refer to the third paragraph on page 17 of the “Overview” section of MD&A.

•	The statement that early indicators in 2008 suggest that the housing market will continue to deteriorate and the Company expects it will experience significantly higher credit losses in its single-family residential mortgage portfolio. Refer to the last sentence of the first paragraph on page 17 of the “Overview” section of MD&A.

•	Recent press releases that state that Moody’s has placed a negative outlook on all of the Company’s entities and estimates it will need $4 billion in additional reserves in excess of the Company estimates of $8 billion of additional reserves for 2008. Refer to article dated March 15, 2008 in the The Seattle Post-Intelligencer, titled: “WaMu credit rating is cut to just above junk”, lender says it is still a sound financial institution.”
Response

FASB Statement No. 109, Accounting for Income Taxes (FAS 109) requires an enterprise to recognize in its financial statements a deferred tax asset for temporary differences that will result in deductible amounts in future years and for carryforwards. FAS 109 requires an enterprise to recognize a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. FAS 109

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Attention: Mark Webb, Esq.

establishes procedures to assess whether a valuation allowance should be established for deferred tax assets.

FAS 109 requires that all available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.

$124 million valuation allowance:

Consistent with prior years, at December 31, 2007, the Company recorded a valuation allowance of $124 million to offset $124 million of separate state income tax net operating loss carryforwards. As required by paragraph 20 of FAS 109, the Company considered positive and negative evidence to determine the need for and the amount of the valuation allowance.

Specifically, the negative evidence includes the fact that the loss carryforwards exist at separate companies that do not generate taxable income and that file certain state income tax returns that are separate from the Company’s combined group state income tax returns. In addition, certain separate state jurisdictions have short carryforward provisions. Because (a) there currently is no separate company taxable income to be reported on certain state tax filings, and (b) the Company is unable to project if and when separate state taxable income will be generated, the separate state income tax net operating loss carryforwards are not expected to be realized. Therefore, based on the foregoing negative evidence and the lack of any mitigating positive evidence, the Company concluded that it was more likely than not that the separate state income tax net operating loss carryforwards would not be utilized and a valuation allowance was established for the entire amount of the state income tax net operating loss carryforwards.

Other valuation allowance analysis:

In addition to considering the negative evidence identified in paragraph 23 of FAS 109 and the positive evidence identified in paragraph 24 of FAS 109, the Company also considered other positive and negative evidence to determine the need for and the amount of a valuation allowance as required by paragraph 20 of FAS 109.

The Company concluded there was no need for a valuation allowance for any deferred tax assets at December 31, 2007, other than the $124 million related to its separate state income tax net operating loss carryforwards as discussed above. The Company considered many factors, including such items listed in the bullet points at Question 13, and based its conclusion on the preponderance of positive evidence and lack of sufficient negative evidence.

The Company considered the following positive evidence:

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•	Cumulative income before income taxes for the current and preceding two years:
–	As evidenced in the consolidated statements of income, the Company had cumulative income before income taxes for the current and preceding two years ending December 31, 2007.
•	Existence of sufficient taxable income:
–	As of year-end December 31, 2007, the Company projected federal taxable income in 2007. If the Company incurs a federal taxable loss in 2008, it is expected that the Company will have available sufficient federal taxable income of the appropriate character within the carryback period (currently a two-year carryback period).
•	A history of operating losses or tax credits expiring unused:
–	The Company does not have a history of federal net operating losses or tax credits expiring unused. The federal net operating loss and general business tax credit carryforward periods are currently twenty years.
•	A net Deferred Tax Liability position:
–	The Company is in a net Deferred Tax Liability position as of December 31, 2007.
•	Tax-planning strategies that would, if necessary, be implemented to: (1) accelerate taxable amounts to utilize expiring carryforwards, (2) change the character of taxable or deductible amounts from ordinary income or loss to capital gain or loss, or (3) switch from tax-exempt to taxable investments:
–	The Company has within the control of management a number of prudent and feasible tax-planning strategies it could implement, if necessary, to realize a tax benefit for an operating loss or tax credit carryforward that would otherwise expire.
The Company considered the following negative evidence:
•	Losses expected in early future years (by a presently profitable entity):
–	Given current unfavorable market conditions, it is possible that the Company will experience losses in early future years. However, at December 31, 2007 this negative evidence was not significant enough to outweigh the considerable positive evidence described previously.
•	Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and net income levels on a continuing basis in future years:
–	The current market conditions are unfavorable, but at December 31, 2007 it was not anticipated that the current market conditions would adversely affect future operations and pre-tax income levels on a continuing basis in future years.

Securities and Exchange Commission
Attention: Mark Webb, Esq.

The Company also considered such factors as listed in the bullet points at Comment 13. For example, the fourth quarter 2007 loss is insufficient negative evidence to require recognition of a valuation allowance because the cumulative income before income taxes for the current and preceding two years ending December 31, 2007 is over $10 billion. Additionally, the fourth quarter 2007 loss was significantly impacted by a $1.78 billion pre-tax goodwill impairment charge, of which approximately $1.3 billion is not deductible for income tax purposes (and therefore will not impact the Company’s ability to utilize deferred tax assets). The restructuring charges, decrease in deposits, and reduction in gains from home mortgage loans and mortgage backed securities were also insufficient negative evidence to require recognition of a valuation allowance at December 31, 2007, as market conditions are not expected to adversely affect future operations and pre-tax income levels on a continuing basis in future years. This analysis is also appropriate for the other items listed such as recent negative ratings, potentially reduced access to market-based liquidity sources, expected continued deterioration in the housing market, and recent press releases containing negative information. Although the Company considered these factors to be insufficient negative evidence to require recognition of a valuation allowance at December 31, 2007, the Company will continue to monitor such negative evidence on an ongoing quarterly basis.

For the first quarter ended March 31, 2008, the Company performed the same valuation allowance analysis and again concluded there was no need for a valuation allowance against any deferred tax assets, other than the $124 million for state income tax net operating loss carryforwards already established at December 31, 2007.

The Company will continue to perform a valuation allowance analysis on a quarterly basis and will include a discussion in MD&A in future annual filings.
Note 23, Derivative Financial Instruments, page 177
14.	We refer to the “Derivative Counterparty Credit Risk” section on page 180 that states:
•	The gross positive fair value of the Company’s derivative financial instruments in 2007 was $2.04 billion, a $1.142 billion or 230% increase compared to the fair value of $618 million in 2006.

•	The Company’s net exposure to derivative counterparty risk in 2007 was $435 million, a 65% increase as compared to $263 million for 2006.

Please tell us and in future filings provide additional disclosure in Management’s Discussion and Analysis regarding the following:

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•	The nature of the changes in the risk profile of the Company’s operations in 2007 that required the Company to increase its use of derivative hedging transactions; and

•	The change in expected effects on the Company’s cash flow and liquidity in the event of non-performance by the derivative counterparties.
Response

The risk profile of the Company’s operations in respect to which the Company uses derivatives to hedge those risks did not change significantly in 2007. Consequently, the Company did not increase its use of derivative hedging transactions in 2007. Rather the increase in gross positive fair value was primarily the result of declining interest rates and the tenor of derivatives used. During 2007 the Company used more long-dated swaptions (i.e., those that mature in one to five years) to hedge mortgage service rights (“MSR”) which provided a better hedge based on the OAS (option adjusted spread) valuation methodology adopted in June 2007.

The increase in gross positive fair value is primarily attributable to derivatives used to hedge MSR. While the total notional amount of swaps (including swaptions) only increased 15.4% year over year, the gross positive fair value of these instruments increased $1.42 billion, from $618 million at year end 2006 to $2.04 billion as of year end 2007, primarily because interest rates fell and the Company used predominantly more swaptions maturing in one to five years (“long-dated swaptions”) to hedge MSR. Long-dated swaptions provided a better hedge of the MSR after the Company adopted in June 2007 an option adjusted spread methodology for valuing its MSR asset.

The effects of netting and collateral significantly reduced the Company’s counterparty net exposure; however given the decline in interest rates and timing differences of settlements with counterparties at year end, the Company’s net exposure did increase at December 31, 2007 as compared to December 31, 2006.

The change in expected effects on the Company’s cash flow and liquidity in the event of non performance by the derivative counterparties is mitigated as a result of the Company’s practice of diversifying transactions across a number of counterparties and using netting and collateral arrangements to minimize the impact of counterparty failure. Collateral may be used on a bilateral basis with ISDA agreements and a collateral support annex (CSAs) or posted to clearing organizations (e.g., MBSCC).

The Company will revise future filings to provide additional disclosure in the MD&A regarding the foregoing matters.

Securities and Exchange Commission
Attention: Mark Webb, Esq.

Form 8-K, filed April 15, 2008
15.	We refer to page 2 of the press release regarding the Company’s results of operations and financial condition for the first quarter ended March 31, 2008, filed as Exhibit 99.1, which states the following:
•	The provision for loan losses for the three-months ended March 31, 2008 was $3.51 billion and total net charge-offs were $1.4 billion, which we note are 136% and 86%, respectively, of the total allowance for loan losses and net charge offs for the full calendar year 2007.
•	The larger provision reflects an increase in delinquencies as well as a higher level of losses due to the sharp decline in home prices from the start of the year.
Please tell us and/or provide in future filings the following information:
•	Describe the timing of the specific credit deterioration events that resulted in a provision for loan losses during the first quarter of 2008 in excess of the total allowance for loan losses as of December 31, 2007.
Response
For a given reporting period, the Company’s methodologies for provisioning for loan losses will function to (a) replenish net charge-offs during the period that exceeded the amount of losses the model projected to be realized for the period, and (b) reflect any changes in credit outlook relative to incurred losses in the remaining portfolio. During periods of especially unfavorable credit conditions, the provision would be expected to increase for both of these functional characteristics. Periods of especially unfavorable credit conditions are marked by negative credit events, internally or externally, that occur contemporaneously or at a rapid pace or both.
During the first quarter of 2008, housing prices continued to decline in the Company’s primary metropolitan statistical areas (“MSAs”) under the weight of elevated levels of supply. For example, the February 26, 2008 report of the Office of Federal Housing Enterprise Oversight (“OFHEO”) showed that home prices declined in California by an annualized rate of 12.3% in the fourth quarter of 2007. Housing market weakness was also evident from the national volume of foreclosure filings, which increased by 23% from the fourth quarter of 2007 to the first quarter of 2008. With the deteriorating housing market conditions, homeowner delinquency rates rose sharply.

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Attention: Mark Webb, Esq.

The Company’s nonperforming assets to total assets ratio increased from 2.17% at December 31, 2007 to 2.87% at March 31, 2008. Transition rates from 30-89 days past due loans to nonperforming status in the Company’s home loans and home equity portfolios increased from 49% and 58%, respectively, in the fourth quarter of 2007 to 59% and 65%, respectively, in the first quarter of 2008. Cure rates on early stage delinquencies experienced corresponding declines in these portfolios, as declining home values and the reduced availability of credit throughout much of the mortgage finance market created conditions in which many borrowers could not refinance their mortgage debts or sell their homes at prices that would enable them to repay their mortgages.
Reflecting these conditions, net charge-offs increased 83%, from $747 million to $1.4 billion, from the fourth quarter of 2007 to the first quarter of 2008. This substantial increase reflected increases in both the frequency and severity of loss during the period. This increase in charge-offs far exceeded management’s expectations for the quarter and the amounts the Company's models projected to be incurred for the period when the allowance was estimated and determined as of December 31, 2007. Increasing the provision to replenish this shortfall was the first key driver of the elevated provision in the first quarter of 2008.
During the first quarter of 2008, the Company's credit risk management activities were focused on the analysis of the underlying causes of acceleration in net charge-offs and its implication for the allowance continued throughout the first quarter, as well as assimilation and evaluation of all of the additional internal and external information described above. It became increasingly apparent by the end of the quarter that severe deteriorations in market conditions were affecting delinquency roll rates and the frequency and severity of loss.
In response to these increasingly adverse trends and consistent with its practice of routinely and regularly evaluating the accuracy of statistical estimation techniques, in the first quarter of 2008 the Company updated certain key assumptions used to measure incurred losses in its loan portfolio and accelerated the updates to the models. Specifically, the Company shortened the time period used to evaluate default frequencies in its home equity loans and lines of credit and subprime mortgage channel portfolios from a three-year historical period to a one-year historical period. These updated assumptions accounted for approximately $1.2 billion of the provision recorded in the first quarter of 2008. By providing greater emphasis to more recent default data, the allowance for loan losses reflected the evolving risk profile of the loan portfolio. The change in credit outlook incorporated in the recalibrated models was the second key driver of the elevated provision in the first quarter of 2008.
The Company will revise future filings to describe the timing of specific credit deterioration events.
•	Discuss why the additional credit deterioration of your loan portfolio recorded in the first quarter of 2008 was not determinable as of December 31, 2007. Consider in your response the following:
•	The statistical techniques used to estimate the allowance for loan losses for your single family residential portfolios as of December 31, 2007 considered estimates in housing prices

Securities and Exchange Commission
Attention: Mark Webb, Esq.

using OFHEO home price index data as of September 30, 2007, a three-month time lag. Refer to “Key Factors Affecting Credit Costs: Lien Position, Loan-to-Value Ratio and Loan Vintages” on page 52 of the 2007 10-K.
•	Your statement that charge-off levels are not indicative of incurred losses inherent in the loss portfolio at the balance sheet date and the time of the incurrence of the loss event and the charge-off upon borrower default may take several years. Refer to response to Comment 12 in letter date November 15, 2007 regarding the 2006 10-K.
•	The relationship between the $3.51 billion provision for loan losses during the first quarter of 2008 and (1) any potential problem loans as of December 31, 2007 that converted to nonaccrual status and (2) the $1.17 billion increase in nonaccrual loans during that period. Refer to the “Nonperforming Assets” tablet on page 20 of 20 of the Financial Supplement filed as Exhibit 99.2.
Response
The Company’s fourth quarter 2007 allowance for loan losses reflected management’s best estimate of incurred loss. Our estimate of incurred losses includes both quantitative and qualitative considerations. To the extent our statistical techniques have data inputs that are lagging indicators, we undertake extrapolation procedures to determine our best estimates of conditions expected to exist at the balance sheet date, in this instance, December 31, 2007. Specifically, the statistical techniques used to estimate the allowance for loan losses for single family residential portfolios as of December 31, 2007 incorporated both (a) the release by OFHEO of indices of changes in home prices at the MSA level through the end of June, 2007 and (b) an extrapolation of that information to the fourth quarter of 2007, when loan characteristics of the portfolio were assembled and incorporated in the statistical models. By extrapolating estimated current loan-to-value ratios to the fourth quarter of 2007 through this technique, the model captured the trend of declining home prices in many geographic areas where the Company’s loan portfolio is concentrated.
Consistent with its provision process, the Company also conducted a review of qualitative factors that resulted in additional estimated allowance amounts, beyond the statistical model results, that incorporated additional information on home prices not fully reflected in the statistical models. These included results seen in home price data provided by First American Real Estate Solutions (“FARES”), S&P Case-Shiller, the National Association of Realtors, and state and local associations of realtors such as the California Association of Realtors. Additionally, trends in housing values during the

Securities and Exchange Commission Attention: Mark Webb, Esq. Page 33 of 40
fourth quarter were reflected in updated estimates of the value of individual properties collateralizing our mortgage and home equity lending.

After OFHEO released its fourth quarter information in February, 2008, the Company reviewed and evaluated the information before the filing of the Form 10-K and concluded that the estimates of changes in the house price index made by the Company in the fourth quarter of 2007 were in line with those published by OFHEO. We disclosed this on page 52 of the Form 10-K.

Our first quarter 2008 allowance incorporated additional information that became available subsequently in the latter part of the first quarter through both the statistical techniques used to estimate the allowance and the unallocated portion of the allowance:

•	Additional credit performance data became available that showed continued deterioration of delinquency migration (roll rates) relative to levels observed through 2007. As noted earlier, transition rates from 30-89 days past due to Nonperforming loans increased on the home loans and home equity portfolios from 49% and 58% in the fourth quarter of 2007, to 59% and 65% in the first quarter of 2008. Similarly, charge-offs increased by 83% quarter-over-quarter. The Company considers additional credit performance data as it becomes available monthly.

•	On February 26th, 2008, OFHEO released home price data through December 31, 2007, showing that home prices had deteriorated substantially through year end, especially in California, which dropped at a 12.3% annualized rate over the period.

•	On February 28th, 2008, the Bureau of Economic Analysis released its GDP report showing that real GDP growth had declined to 0.6%, down from the prior quarter’s rate of 4.9%.

•	On March 11th, 2008, the Bureau of Labor statistics released its Regional and State Employment and Unemployment report showing that California experienced the largest month-over-month employment decrease of all states between December 2007 and January 2008.

As discussed above in our response to the Staff’s first comments in this Comment 15, the Company routinely and regularly analyzes the performance of its loan portfolios and evaluates the accuracy of its analytical models and makes improvements to those models as facts and circumstances warrant. The additional facts and circumstances arising in the first quarter of 2008 caused management to both accelerate the timing of planned model recalibrations and to incorporate a shorter historical period for the home equity loans and lines of credit and subprime mortgage channel portfolios in order to more fully capture the deterioration in the credit environment.

While net charge-offs are one factor that guides our model analysis and update process, charge-off levels are not the sole determinant of incurred losses. In our response to Comment 12 in our November 15th, 2007 letter regarding the 2006 10-K we discussed the impact of loan charge-offs:
“Loan charge-offs represent the confirming event that expected losses have been realized and it is the Company’s experience that the period of time between the incurrence of the loss event and the ultimate realization of the charge-off upon

Securities and Exchange Commission
Attention: Mark Webb, Esq.

borrower default, may take several years. Accordingly, charge-off levels are not indicative of incurred losses inherent in the loan portfolio at the balance sheet date. The Company does, however, update the risk attributes used in its statistical models, as appropriate, to account for changes in loss severities sustained on charged off loans.”
Regarding the migration of loans in the early stages of delinquency to non-accrual loans, we noted earlier in this section that transition rates from 30-89 days past due to nonperforming loans increased on the home loan and home equity portfolios from 49% and 58% in the fourth quarter of 2007 to 59% and 65% in the first quarter of 2008. We note also that the timing of the availability was such that it could not have been incorporated into the fourth quarter 2007 allowance.
16.	Provide us with a roll-forward analysis of the type of loan and dollar amount of changes in your nonperforming loans from December 31, 2007 to March 31, 2007 including the nature and dollar amount of the following loans:
•	Potential problem loans, under Item III.C.2 of Industry Guide 3, as of December 31, 2007 that became non-performing loans as of March 31, 2008.
•	Additional nonperforming loans as of March 31, 2008 that were not previously considered potential problem loans or nonaccrual loans as of December 31, 2007.
•	Nonperforming loans as of December 31, 2007 that continued to be nonperforming as of March 31, 2008 or were reclassified as performing or converted into OREOs.
Response
The following table presents a rollforward of nonaccrual loans for the Company’s home loans, home equity loans and subprime mortgage channel loans, with loans 30-89 days delinquent representing potential problem loans (please refer to the Company’s response to Comment 4):

		Subprime
	Home	Mortgage	Home
Nonaccrual Loans	Equity	Channel	Loans
	(in millions)
Balance, December 31, 2007	$835	$2,721	$2,302
Addition of loans current at December 31, 2007	277	316	683
Addition of loans in early-stage delinquency at December 31, 2007	547	650	1,256
Transfers to real estate owned and charge-offs	(345)	(538)	(454)
Returned to current loan status	(54)	(137)	(110)
Additional writedowns and paydowns	(64)	(87)	(138)
Payoffs	(85)	(32)	(25)
Returned to 30-89 days past due	(11)	(20)	(23)
Other	2	9	13

Balance, March 31, 2008	$1,102	$2,882	$3,504

17.	We refer to the Prepared Remarks for Fourth Quarter of 2007 Earnings Conference dated January 17, 2008 in www.investors.wamu.com in which the Chief Executive Officer and the Chief Financial Officer of the Company provided an estimate of

Securities and Exchange Commission
Attention: Mark Webb, Esq.

between $1.8 billion and $2 billion of credit provisioning for the first quarter of 2008. Please tell us what additional credit deterioration events occurred during the remainder of the first quarter of 2008 that resulted in recording additional impairment charges totaling $3.51 billion, an increase of between 88% and 95% over the original estimates.
Response
In the Prepared Remarks for Fourth Quarter of 2007 Earnings Conference Call the Company provided credit guidance for the first quarter of 2008 estimating a provision in the range of $1.8 to $2.0 billion, based on a projected 20 to 30 percent increase in net charge-offs as noted in the Prepared Remarks. Actual net charge-offs through March 31, 2008 increased 83 percent over the prior quarter, far exceeding the range provided in the guidance. It was noted in the Prepared Remarks that if actual net charge-offs differed from the expectation, then the provision would also be impacted.
The significant excess of actual net charge-offs above expectations caused the provision to exceed guidance for the reasons described in our response to Comment 15.
18.	We refer to the “Home Loans Group” segment information on page 5 of the press release that states the Company recorded a segment provision for loan losses of $907 million for the first quarter of 2008 compared to $984 million for the full calendar year 2007. We note you state the provision in 2008 was due to increased subprime delinquencies along with higher loss severity rates.
•	Please tell us and discuss in greater detail in future filings the methodology you used and factors you considered in determining the increase in the provision for loan losses during the first quarter of 2008 that was 92% of the total provision for this segment for the full calendar year 2007.
•	Consider in your response that nonaccrual subprime loans as of March 31, 2008 were $2.88 billion, an increase of only $160 million or 6% compared with $2.72 billion of nonaccrual subprime loans as of December 31, 2007. Refer to the table of quarterly changes in nonperforming assets in the “Nonperforming Assets” section on page 20 of the Financial Supplement in Exhibit 99.1.
Response
The indicators of accelerated credit deterioration during the first quarter of 2008 discussed in our response to Comment 15 affected net charge-offs and quarter-ending allowance estimates for the subprime mortgage channel, the portfolio comprising the majority of higher risk loans in the Home Loans Group segment. The steep pace of home price declines contributed to an increase in net charge-offs in the Subprime Mortgage

Securities and Exchange Commission
Attention: Mark Webb, Esq.

Channel from $273 million in the fourth quarter of 2007 to $386 million in the first quarter of 2008.
As described in our response to Comment 15 above, the Company observed accumulating evidence of a rapidly deteriorating credit environment in the first quarter of 2008. The observations in our response to Comment 15 are also generally applicable to portfolios in our Home Loans business. In response, the Company refined its estimates and assumptions in its analytical models for the subprime mortgage channel. The analytical models take into account other factor in addition to non-accrual status. In particular, the increase in the provision for the Home Loans segment reflected the shortening of the historical period used to evaluate default frequencies from three years to one year and the effect of home price deteriorations on current Loan-to-Value ratios.

In response to the Staff’s comment, in future filings the Company will add a separate discussion in its segment reporting for the Home Loans Group of the reasons for material changes in the Home Loans Group’s allowance for loan losses.
19.	We note that the net loss for the “Home Group” for the three-months ending March 31, 2008 is $572 million compared with $683 million for the full year ended December 31, 2007, excluding the $1.78 billion goodwill permanent impairment charge. Tell us how you considered the requirements of paragraph 28 of SFAS 142 with respect to testing and recognizing an impairment charge for goodwill on an interim basis. Consider in your response the following:
•	The net loss incurred by the “Home Loans Group” segment for the three-months ended March 31 2008 is equal to 84% of the total segment loss for the year ended December 31, 2007, excluding the goodwill impairment charge recorded for that period.
•	The statement on page 5 of 7 that the Company plans to consolidate its Home Loans business by exiting its wholesale channel, close its home loans centers and consolidate certain loan fulfillment centers.
Response
During the third quarter of 2007, the Company performed its annual goodwill impairment test and, using its best estimates at the time, concluded that goodwill was not impaired. In performing the impairment test, the Company considered market conditions at the time as well as the forecasts for each of its reporting units. Specifically, the third quarter analysis considered the deterioration in the mortgage markets that became evident through the end of the third quarter.
During the fourth quarter of 2007, as a result of (i) continued significant deterioration in the housing and credit markets and (ii) the resulting changes in the Home Loans segment’s strategies including a significant resizing of the Home Loans business, the

Securities and Exchange Commission
Attention: Mark Webb, Esq.

Company determined that it was necessary to perform an interim goodwill impairment test pursuant to the requirements of paragraph 28 of SFAS 142. Upon completing the impairment test, the Company concluded that the goodwill of the Home Loans business segment was fully impaired and the entire $1.78 billion pretax goodwill balance was written off. Accordingly, the Home Loans segment had no remaining goodwill balance at December 31, 2007 or at March 31, 2008. Please refer to the table in Note 9 — “Goodwill and Other Intangible Assets” to the Consolidated Financial Statements on page 141 of the Form 10-K.
Preliminary Proxy Statement on Schedule 14A, filed April 16, 2008
General
20.	It is unclear from your disclosure whether the proceeds from the transaction will be used for purposes other than maintaining WaMu’s capital base. Please revise your discussion to state the aggregate consideration received from the Investment Agreement and the Securities Purchase Agreement, as well as your intended use of the proceeds. See Schedule 14A, Item 11(c).
Response
In response to the Staff’s comment, additional disclosure has been added on page 9 of the Revised Proxy Statement.
Question: How many votes are required to hold the Special Meeting and what are the voting procedures?, page 4
21.	Please state the effect of broker non-votes on the outcome of the shareholder vote. See Schedule 14A, Item 21(b).
Response
In response to the Staff’s comment, additional disclosure has been added on page 5 of the Revised Proxy Statement.
Background to the Proposals, page 7
22.	Please describe, in reasonable detail, the range of potential financing and other transactions explored and considered by the board, and explain why the board rejected each of them in favor of the proposed transaction.

Securities and Exchange Commission
Attention: Mark Webb, Esq.

Response
In response to the Staff’s comment, additional disclosure has been added beginning on page 7 of the Revised Proxy Statement.
Consequences if the Conversion of Preferred Stock and Exercise of Warrants to Purchase Shares of Common Stock is Approved, page 19
23.	In addition to your disclosure regarding the percentage of shares to be owned by TPG Investors, please disclose the approximate percentage of shares that will be owned by the Institutional Investors after conversion of the Series S preferred shares and assuming full exercise of the B warrants. Please also disclose the total number of shares you assume to be outstanding in calculating this percentage.
Response
In response to the Staff’s comment, additional disclosure has been added on page 20 of the Revised Proxy Statement.
Incorporation by Reference, page 25
24.	Please revise this section to include the undertaking required by Note D.2 to Schedule 14A.
Response
In response to the Staff’s comment, additional disclosure has been added on page 26 of the Revised Proxy Statement.
**********

Securities and Exchange Commission
Attention: Mark Webb, Esq.

     In connection with responding to the comments contained in the letter of the Staff of the Commission to Washington Mutual, Inc. (the “Company”), dated May 1, 2008, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
     Any additional comments or questions may be addressed to Melissa J. Ballenger at (206) 500-5172 or to Tony Goulart, III, Senior Vice President — Financial Reporting Director at (206) 500-3077.

Securities and Exchange Commission
Attention: Mark Webb, Esq.

Sincerely,
/s/ Thomas W. Casey
Thomas W. Casey
Executive Vice President -- Chief Financial Officer

/s/ Melissa J. Ballenger
Melissa J. Ballenger
Senior Vice President -- Controller

/s/ Stewart Landefeld
Stewart Landefeld
Interim Chief Legal Officer

cc: Carey M. Brennan, Esq. Washington Mutual, Inc.

cc: Charles E. Smith, Esq.
Washington Mutual, Inc.

cc: Matt McNair, Esq.
Securities and Exchange Commission